

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SUPPL



शेअर आणि
मध्यवर्ती कार्या
स्टेट बँक भवन
मादाम कामा मा ... कामा मार्ग,
मुंबई 400 021. मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax :.91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/VR/2005/ 1433 दिनांक / Date: 27.05.2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

FILE NO. 82.4524

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 16

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/1424 dated the May 27, 2005 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

PROCESSED
JUN 09 2005


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH. D.C.
190
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भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेअर आणि रोखे विभाग, मध्यवर्ती कार्यालय, स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई 400 021.

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/VR/2005/1424 दिनांक / Date : 27.05.2005

Dear Sir,

CLOSURE OF BANK'S REGISTER OF SHAREHOLDERS
PAYMENT OF DIVIDEND FOR THE ACCOUNTING YEAR ENDING ON THE 31ST MARCH, 2005

We have to advise that the Register of shareholders of our Bank will be closed for transfer of shares for payment of dividend for 2004-05, if any, from Tuesday, the 21st June, 2005 to Thursday, the 30th June, 2005, both days inclusive. The relevant particulars as required are furnished in the enclosure.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
encl. .a.a


SEC MAIL
RECEIVED
PROCESSING
MAY 31 2005
WASH. D.C.
190
SECTION



हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FORMAT FOR THE INTIMATION OF BOOK CLOSURE/RECORD DATE

Date: 27th May, 2005

The Stock Exchange,
MUMBAI

ATTN: CORPORATE RELATIONSHIP DEPARTMENT

NAME OF THE COMPANY : STATE BANK OF INDIA

Security Code	Type of Security & Paid-up value	Book Closure From To	Purpose
112	Equity Shares Rs.526,29,88,780.00	21.06.2004 30.06.2005	Payment of dividend.



General Manager
(Shares & Bonds)


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH. D.C.
190
SECTION



NOTICE

STATE BANK OF INDIA,
CENTRAL OFFICE,
MUMBAI - 400 021.
MAY 07, 2005

Notice is hereby given that the Register of Shareholders of the State Bank of India, will be closed for transfer of shares for payment of dividend for 2004-2005, if any, from Tuesday, the 21st June, 2005 to Thursday, the 30th June, 2005, both days inclusive.



(A.K. PURWAR)
CHAIRMAN


SEC MAIL
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WASH., D.C.
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सूचना

भारतीय स्टेट बैंक
केन्द्रीय कार्यालय
मुंबई - 400 021

07 मई, 2005

एतदद्वारा यह सूचित किया जाता है कि भारतीय स्टेट बैंक का शेयरधारक रजिस्टर वर्ष 2004-2005 के लाभांश का भुगतान, यदि कोई है, करने के लिए, मंगलवार 21 जुन, 2005 से गुरुवार 30 जुन, 2005 तक की अवधि के लिए, शेयरों के अंतरण हेतु बन्द रहेगा.

(अरुण कुमार पुरवार)
अध्यक्ष


SEC MAIL
RECEIVED
PROCESSING
MAY 31 2005
WASH., D.C.
190
SECTION